Exhibit 99.1

Cellect Appoints Dr. Ronit Bakimer-Kleiner

as Chief Development Officer

Tel Aviv, Israel – October 19, 2017 – Cellect Biotechnology Ltd. (Nasdaq: APOP), a developer of stem cells selection technology, announced today that it has nominated Dr. Ronit Bakimer-Kleiner as Chief Development Officer replacing Dr. Yaron Pereg.

Dr. Bakimer-Kleiner has over twenty years of experience as a scientist and executive manager in the biotechnological industrial environment. She has amassed comprehensive knowledge in cell therapy and GMP manufacturing and has an extensive background in immunology, autoimmunity and cell biology, and in management of GMP facilities and tech-transfer. Ronit has been involved in project planning and management, product development from the bench to production.

Formerly, Ronit served as the General Manager of Cognate Bioservices LTD. (Israel) and was the laboratory director of the International Center for Cell Therapy & Cancer (ICTC) of Tel Aviv Sourasky Medical Center as well as Director of Cell Therapy at Proneuron Biotechnologies.

Dr. Shai Yarkoni, Company CEO, commented: “Ronit strengthens Cellect management with vital experience in the field of stem cell technology and product development. We welcome her to our family and wish her success in her new role as our Chief Development Officer of Cellect. We would also like to thank Yaron for his significant contribution and we wish him all the best in his new CEO position.”

About Cellect Biotechnology Ltd.

Cellect Biotechnology (NASDAQ: "APOP", "APOPW") has developed a breakthrough technology for the selection of stem cells from any given tissue that aims to improve a variety of stem cell applications.

The Company’s technology is expected to provide pharma companies, medical research centers and hospitals with the tools to rapidly isolate stem cells in quantity and quality that will allow stem cell related treatments and procedures. Cellect’s technology is applicable to a wide variety of stem cell related treatments in regenerative medicine and current clinical trials are aimed at the cancer treatment of bone marrow transplantations.

Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements and their implications are based on the current expectations of the management of the Company only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; we may encounter delays or obstacles in launching and/or successfully completing our clinical trials; our products may not be approved by regulatory agencies, our technology may not be validated as we progress further and our methods may not be accepted by the scientific community; we may be unable to retain or attract key employees whose knowledge is essential to the development of our products; unforeseen scientific difficulties may develop with our process; our products may wind up being more expensive than we anticipate; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; our patents may not be sufficient; our products may harm recipients; changes in legislation; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in Cellect Biotechnology Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC's website, www.sec.gov. and in the Company’s period filings with the SEC and the Tel-Aviv Stock Exchange.

Contact

Cellect Biotechnology Ltd.

Eyal Leibovitz, Chief Financial Officer

www.cellect.co

+ 972-9-974-1444